UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66691 / March 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14735

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CHINA VENTURES LIMITED and	:	REVOKING REGISTRATIONS
CHINATEK, INC.	:	BY DEFAULT
	:	

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      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 2, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

      The Division of Enforcement and the Office of the Secretary have provided evidence that Respondents were served with the OIP by February 20, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents were required to file an Answer within ten days after service. OIP at 2; 17 C.F.R. § 201.220(b).

      China Ventures Limited (China Ventures) and Chinatek, Inc. (Chinatek), were ordered to show cause, by March 20 and March 23, 2012, respectively, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or otherwise shown cause why they should not be defaulted. Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

      China Ventures (CIK No. 1101545) is a Cayman Islands corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on January 13, 2006, for the period ended September 30, 2005. As of November 17, 2011, China Ventures is not publicly quoted or traded.

      Chinatek (CIK No. 768942) is a Washington corporation located in Hong Kong, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on June 21, 1995, for the period ended March 31, 1995. Chinatek is not publicly quoted or traded.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, China Ventures and Chinatek have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Ventures and Chinatek.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Ventures Limited and Chinatek, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge